Exhibit 99.1

ASX RELEASE | January 31, 2019 | ASX:PLL; NASDAQ:PLLL

RESULTS OF GENERAL MEETING

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) ("Piedmont" or "Company") advises that a General Meeting for the Company was held today, January 31, 2019, at 2.00pm (WST).

The resolutions voted on were in accordance with the Notice of General Meeting previously provided to the Australian Securities Exchange ("ASX").

In accordance with Section 251AA of the *Corporations Act 2001*, the following information is also provided:

Resolution	Result	Number of Proxy Votes			
		For	Against	Abstain	Proxy's Discretion
1. Authorise Issue of Placement Shares to Mr Ian Middlemas	Passed unanimously on a show of hands	110,247,159	119,767	20,000,000	3,313,900
2. Authorise Issue of Placement Shares to Mr Keith Phillips	Passed unanimously on a show of hands	130,247,159	119,767	-	3,313,900
3. Authorise Issue of Placement Shares to Mr Jeffrey Armstrong	Passed unanimously on a show of hands	130,247,159	119,767	-	3,313,900
4. Ratify Prior Placement Shares Issued Pursuant to Listing Rule 7.1	Passed unanimously on a show of hands	28,399,506	108,590	101,858,830	3,313,900
5. Ratify Prior Placement Shares Issued Pursuant to Listing Rule 7.1A	Passed unanimously on a show of hands	28,399,506	108,590	101,858,830	3,313,900

For further information, contact:

Keith D. Phillips
President & CEO
T: +1 973 809 0505
E: keith@piedmontlithium.com

Anastasios (Taso) Arima
Executive Director
T: +1 347 899 1522
E: taso@piedmontlithium.com

PIEDMONT LITHIUM LIMITED
ABN 50 002 664 4953
www.piedmontlithium.com
+61 8 9322 6322
+61 8 9322 6558
info@piedmontlithium.com
New York Office
28 W 44th Street, Suite 810
NEW YORK NY 10036
Registered Office
Level 9, 28 The Esplanade
PERTH WA 6000